FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

CanAlaska Uranium Ltd. (formerly CanAlaska Ventures Ltd.)

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:

January 25, 2007

Item 3: News Release:

A news release dated and issued on January 25, 2007 was disseminated through Stockwatch and Market News.

Item 4: Summary of Material Change:

CanAlaska announces a non-brokered private placement.

Item 5: Full Description of Material Change:

Vancouver, Canada,  January 25, 2007 – CanAlaska Uranium Ltd. (CVV – TSX.V) (the “Company”) announces a non-brokered private placement of non-flow-through units (the “NFT Units”) at a purchase price of $0.72 per NFT Unit and flow-through units (the “FT Units”) at a purchase price of $0.85 per FT Unit for gross proceeds of up to $5,000,000.

Each NFT Unit will consist of one common share and one-half of one non-transferable share purchase warrant.  Each whole warrant entitles the holder to purchase one additional common share at a price of $0.93 for a period of 12 months from closing.

Each FT Unit will consist of one flow-through common share and one-half of one non-flow-through common share purchase warrant.  Each whole warrant entitles the holder to purchase an additional common share at a price of $1.10 for a period of 12 months from closing.

The proceeds from the private placement will be used for working capital as well as for the exploration of the Company’s uranium properties.

A finder’s fee may be paid.  The foregoing is subject to regulatory approval.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 26th day of January, 2007.